Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

File No. 179667

06014256

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

June 7, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated June 5, 2006 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
JUN 09 2006
WASH, D.C. 199 SECTION

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

dlw 6/12

*Caracas - Despacho de Abogados miembros de Macleod Dixon, SC
*Rio de Janeiro - Macleod Dixon Consultores Em Direito Estrangeiro

F:\KENNEDJ\CONNACHER\2006\06 Corr\SEC Transmittal Ltr 5 June 06.doc

CONNACHER
OIL AND GAS LIMITED

PRESS RELEASE **JUNE 5, 2006**

CONNACHER REACHES AGREEMENT WITH OWNERS OF NATURAL GAS RIGHTS IN GREAT DIVIDE REGION; OBJECTION PREVIOUSLY FILED WITH EUB WITHDRAWN

Calgary, Alberta – Connacher Oil and Gas Limited (**CLL – TSX**) announces today that it has reached an agreement with the owners of natural gas rights in the Great Divide Project area.

As a consequence, the owners have written to the Alberta Energy and Utilities Board ("EUB") and have withdrawn their objection to the Great Divide Project.

For further information, contact:
Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201 Fax: (403) 538-6225
inquiries@connacheroil.com www.conacheroil.com